FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January, 2003

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   January 13, 2003

zi corporation

news release

Zi First to Market with Hindi-Based Predictive Text
Input Products for Mobile Phone Users in India

Hindi language input now available for eZiTap™ and eZiText®;
New products reinforce Zi’s market leadership in Asia

CALGARY, AB, January 13, 2002 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the availability of eZiTap and eZiText Hindi for the mobile messaging market in India. eZiTap and eZiText are the first predictive text input solutions available in the Hindi language for implementation with device manufacturers for the large, untapped Indian market.

“India is an increasingly important wireless market as mobile subscription has increased 500 percent since January 2000, reaching 9.7 million subscribers in December 2002,” said Gary Mendel, vice president sales and marketing, Zi Corporation. “Mobile phone vendors are paying very close attention to India because recent projections reported by the Cellular Operators Association of India (COAI) predict that the market will ramp up to 120 million subscribers by 2008,” added Mendel. India’s Ministry of Communications estimate 25 million short messages (SMS) are sent a day. An example of the growth of SMS in India was during last autumn’s Divali festival, a popular annual religious festival held in New Delhi. SMS messages in India’s highly populated capital city quadrupled during this time on Hutchison Telecom’s GSM network during a key day of the festival.

Zi’s Hindi solutions offer unique functionality such as word prediction, learning and personalization to provide users with simpler and faster input over standard multi-tap entry. The eZiTap and eZiText Hindi solutions have been developed to deliver users text input interfaces that naturally represent Hindi’s written language, the Devanagari script, on the handset’s small form factor screen and nine-button keypad. This provides users with intuitive text input that are familiar, easy to learn, and fast to use.

Zi also provides value-added language expertise to manufacturers to resolve display interface issue with ligatures, which are the combining of letters to form new shapes within the Hindi language. These ligature forms are presently not displayed correctly on mobile phone interfaces. Zi has compiled and integrated this functionality for manufacturers to provide the most natural Hindi language display — reducing the engineering effort and improving time-to-market for new products targeted for the Indian market.

With Hindi multi-tap, the user must tap each key up to eight times to input every letter of a word. eZiText Hindi provides a fully predictive text input interface, allowing the user to compose messages with only one touch per letter. Zi’s comparative analysis identified that eZiText Hindi, on average, is over 144 percent faster than input using Hindi multi-tap. eZiTap combines the flexibility of multi-tap input with the speed benefits of word prediction and learning. Words are predicted and displayed on the phone’s screen as users multi-tap Hindi letters. eZiTap Hindi is targeted for users that create their own texting language short-cuts.

(more)

Intelligent Interface Solutions

“It is vital mobile phone vendors address the Hindi language interface. It is one of the official languages of India and actively used for both personal and business communication by more than one third of the nation’s population, which exceeds one billion inhabitants,” said Jacques LaPointe, director of product management, Zi Corporation. “The release of Zi’s first predictive Hindi text input solutions will strategically enable both device manufacturers and network operators to capture the exponentially growing Indian messaging market through the adoption of more intelligent and intuitive interfaces that are simply faster and easier for local consumers to use,” added LaPointe.

To obtain further details on Hindi solutions for eZiText and eZiTap products, contact info@zicorp.com. Or view the Hindi demo on Zi’s Website at http://www.zicorp.com/ezitexthindi.htm.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this news release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300

Intelligent Interface Solutions